SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File No: 1-6926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bard Optimum Program

of C. R. Bard, Inc., As Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BARD OPTIMUM PROGRAM OF C. R. BARD, INC.

By:	/s/ Charles P. Grom
Charles P. Grom Vice President and Controller

Dated: March 30, 2005

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of C. R. Bard, Inc.:

We have audited the accompanying statements of financial condition of the Bard Optimum Program of C. R. Bard, Inc., as amended and restated (the “Plan”), as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accountant Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2004 and 2003, and the results of its operations for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

March 30, 2005

Bard Optimum Program

Statements of Financial Condition

As of December 31, 2004 and 2003

	2004	2003
ASSETS:
Employee contribution receivable	$—	$1,161,493
Employer contribution receivable, net of forfeitures	21,099,324	9,304,595

Total assets	$21,099,324	$10,466,088

LIABILITIES:
Liability for restricted stock units on employee contributions	$—	$863,623
Liability for restricted stock units on employer contributions	21,099,324	9,304,595
Employee refund payable	—	297,870

Total liabilities	$21,099,324	$10,466,088

Plan equity	—	—

The accompanying notes to financial statements are an integral part of these statements.

Bard Optimum Program

Statements of Income and Changes in Plan Equity

For the Years Ended December 31, 2004 and 2003

	2004	2003
Plan equity, beginning of year	—	—

ADDITIONS:
Employee contributions	$449,107	$1,161,493
Employer contributions, net of forfeitures	4,577,928	6,767,186
Unrealized gain on restricted stock unit awards, net of forfeitures	5,606,201	2,537,409

	$10,633,236	$10,466,088

DEDUCTIONS:
Amount reserved for employee contributions	$449,107	$863,623
Amount reserved for future stock awards	10,184,129	9,304,595
Employee refunds	—	297,870

	$10,633,236	$10,466,088

Plan equity, end of year	—	—

The accompanying notes to financial statements are an integral part of these statements.

Bard Optimum Program

Notes to Financial Statements

(1) PLAN DESCRIPTION:

The following description of the Bard Optimum Program of C. R. Bard, Inc., as amended and restated (the “Plan”), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General

The Plan is designed as a bonus plan to provide equity-based, long-term incentives to top-performing division managers and sales representatives (the “participants”). The Plan allows for the grant of restricted stock units or for matching awards of restricted stock units on participants’ deferred bonus and commissions. The Plan provides for a maximum individual employee deferral of $20,000. All grants and matches of restricted stock units are based on a participant’s annual ranking among their respective division managers and sales representatives. Each restricted stock unit represents a contractual right to one share of C. R. Bard, Inc. (“the company”) common stock in accordance with the terms and provisions of the Plan.

The Plan is not a qualified retirement plan under Section 401(a) of the Internal Revenue Code (the “Code”). The company believes the Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA”). The Plan is conducted as a program under the 2003 Long-Term Incentive Plan of C. R. Bard, Inc.

On April 21, 2004, the company announced that its Board of Directors approved a 2-for-1 stock split, which was effected in the form of a 100 percent stock dividend. The dividend was distributed on May 28, 2004 to shareholders of record as of May 17, 2004. Awards under the Plan were adjusted proportionately to reflect the company’s stock split. All historical restricted stock unit amounts have been restated to reflect the impact of the company’s stock split.

Participants

The Plan is open to all United States division managers and sales representatives. Division managers, who are superior performers pursuant to the terms of the Plan, are eligible on an annual basis. Sales representatives who are in the top 50% of their domestic division’s sales force rankings and receive a fully satisfactory performance rating are eligible to participate in the Plan on an annual basis.

Contributions

In February 2004 and 2003, contributions of 128,716 and 229,008 restricted stock units were made to the Plan, respectively, net of forfeitures. The fair market value of all restricted stock units, net of forfeitures, at December 31, 2004 and December 31, 2003 approximated $21,099,324 and $9,304,595, respectively. Contributions made in February 2004, relating to 2003 performance, were based upon participating employee deferrals of bonuses and sales commissions and the Plan’s criteria. In 2003, participating employees deferred $1,161,493 of bonuses and commissions. Through February 2004, participating employees deferred an additional $449,107 of bonuses and commissions relating to 2003 performance. At December 31, 2004, restricted stock units of 31,726 relate to participating employee deferrals of bonuses and sales commission for 2003 performance. The bonus and commission deferral feature of the Plan was not utilized for contributions relating to 2004 performance.

Vesting

All restricted stock units convert to one common share of C. R. Bard, Inc. upon vesting. Restricted stock units related to participating employee deferrals of bonuses and sales commissions vest in three years and are not subject to forfeiture. All other restricted stock units vest on the seventh anniversary of the award date. Except for restricted stock units related to deferrals of bonuses and sales commissions, in the event that a participant’s employment is terminated prior to vesting, the restricted stock units are forfeited.

In the event that a participant retires, or terminates employment due to disability or death, the restricted stock units will be deemed vested on a pro rata basis.

If, within two years after a change of control, (i) a participant’s employment is terminated by the company or its successor for any reason, such participant will become immediately fully vested in his or her restricted units or (ii) the Plan is terminated, all participants will become immediately fully vested in their restricted stock units.

Distributions

Upon vesting, distributions will be made to the participant in shares of the company’s common stock equal to the participant’s restricted stock units.

A participant shall have no voting rights with respect to, and shall not be entitled to any dividends (or dividend equivalents) declared in respect of, the restricted stock units prior to their distribution as shares.

Bard Optimum Program

Notes to Financial Statements

Participant Refunds

If the Plan utilizes its bonus and sales commission deferral features, terminated employees will have their deferred bonuses and commissions reimbursed in cash as soon as practicable following their termination of employment. If some or all of a Participant’s bonus or commission deferral is subsequently determined to be excess based on Plan thresholds, the excess deferred amounts are returned by March 31 of the following Plan year.

Tax Status

Under current law, the value of any part of a restricted stock unit distributed in the form of common stock of the company to a Participant shall be taxable as ordinary income under Sections 451 and 83 of the Internal Revenue Code of 1986, as amended (the “Code”), and the company will be entitled to a corresponding tax deduction under Treasury Regulation Section 1.83-6. It is intended that the Plan comply with the requirements of the Code to be taxed as a deferred bonus plan, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan’s contributions and liabilities are stated at fair value. The company pays for all administrative expenses of the Plan.

Assets

The value of the company’s contribution of restricted stock units, net of forfeitures, is remeasured based on the company’s closing stock price at December 31 of the respective year. Employee contributions are shown at their original cash value.

Liabilities

The liability for restricted stock units on employer contributions equals the company’s cumulative contributions, net of forfeitures, to the Plan at fair market value. The liability for restricted stock units on employee contributions is the employee’s contributions, net of refunds to the Plan at their original cash value.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

In 2004 and 2003, there were 36,495 and 21,470 restricted stock units forfeited.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares have been utilized under the 2003 Long-Term Incentive Plan.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or on any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

Consent of Independent Registered Public Accounting Firm

To the Retirement Committee of C. R. Bard, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-104683 on Form S-8 (as amended) and No. 333-114947 on Form S-8 of C. R. Bard, Inc. of our report dated March 30, 2005, with respect to the statements of financial condition of the Bard Optimum Program of C. R. Bard, Inc. as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for the years then ended, which report appears in the December 31, 2004 Form 11-K of the Bard Optimum Program of C. R. Bard, Inc.

/s/ KPMG LLP

Short Hills, New Jersey

March 30, 2005